Exhibit (a)(5)(K)

Case 1:99-mc-09999    Document 128    Filed 02/07/22    Page 1 of 11 PageID #: 16913

UNITED STATES DISTRICT COURT

DISTRICT OF DELAWARE

JORDAN WILSON,	)	Case No.
)
Plaintiff,	)
	)	COMPLAINT FOR VIOLATIONS
vs.	)	OF THE FEDERAL SECURITIES
	)	LAWS
VOCERA COMMUNICATIONS, INC., JOHN	)
N. MCMULLEN, SHARON L. O’KEEFE,	)	JURY TRIAL DEMANDED
RONALD A. PAULUS, MICHAEL	)
BURKLAND, BRENT D. LANG, BHARAT	)
SUNDARAM, JULIE ISKOW, HOWARD E.	)
JANZEN, and ALEXA KING,	)
)
)
)
)
Defendants.	)

Plaintiff Jordan Wilson (“Plaintiff”), upon information and belief, including an examination and inquiry conducted by and through his counsel, except as to those allegations pertaining to Plaintiff, which are alleged upon personal belief, alleges the following for his Complaint:

NATURE OF THE ACTION

1. Plaintiff brings this action against Vocera Communications, Inc. (“Vocera” or the “Company”) and its corporate directors for violating Sections 14(d), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a). By the action, Plaintiff seeks to enjoin the vote on a proposed transaction pursuant to which Stryker Corporation will acquire the Company via a tender offer (the “Offer”) through Stryker’s subsidiary Voice Merger Sub Corp. (“Purchaser”)(the “Proposed Transaction”).1

[1]

Non-party Stryker is a Michigan corporation with its principal executive offices located at 2825 Airview Boulevard, Kalamazoo, Michigan 49002. Stryker’s common stock is traded on the New York Stock Exchange under the ticker symbol “SYK.” Non-party Purchaser is a wholly owned subsidiary of Parent.

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2. On January 6, 2022, Stryker announced, inter alia, its entry into an Agreement and Plan of Merger to acquire the Company (the “Merger Agreement”). The Merger Agreement provides that Company stockholders will receive $79.25 in cash for each share of Vocera stock they own (the “Offer Price”). Pursuant to the Merger Agreement, Purchaser commenced the Offer on January 25, 2022. The Offer is scheduled to expire one minute after 11:59 p.m., Eastern time, on February 22, 2022.

3. On January 25, 2022, Vocera filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that Vocera stockholders vote in favor of the Proposed Transaction, omits or misrepresents material information necessary and essential to that decision. Defendants authorized the issuance of the false and misleading Recommendation Statement in violation of Sections 14(a) and 20(a) of the Exchange Act.

4. It is imperative that the material information omitted from the Recommendation Statement is disclosed to the Company’s stockholders prior to the forthcoming stockholder vote so that they can properly exercise their corporate suffrage rights.

5. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to the Company’s stockholders or, in the event the Proposed Transaction is consummated, to recover damages resulting from the defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

6. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

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7. The Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391 because: (a) the Company maintains and operates two data center locations in this District; (b) one or more of the defendants either resides in or maintains executive offices in this District; and (c) defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

THE PARTIES

9. Plaintiff is, and has been at all times relevant hereto, a stockholder of Vocera.

10. Defendant Vocera is a Maryland corporation with its principal executive offices located at 525 Race Street, San Jose, California 95126. Vocera’s common stock is traded on the New York Stock Exchange under the ticker symbol “VCRA.”

11. Defendant John N. McMullen (“McMullen”) is and has been a director of the Company since June 2011.

12. Defendant Sharon L. O’Keefe (“O’Keefe”) is and has been a director of the Company since March 2012.

13. Defendant Ronald A. Paulus (“Paulus”) is and has been a director of the Company since July 2018.

14. Defendant Michael Burkland (“Burkland”) is and has been a director of the Company since June 2016.

15. Defendant Brent D. Lang (“Lang”) is and has been Chairman of the Board since June 2018, President of the Company since October 2007, and Chief Executive Officer (“CEO”) and a director since June 2013. Defendant Lang also previously served as the Company’s Chief Operating Officer (“COO”) October 2007 to May 2013; as Executive Vice President (“EVP”) from February 2007 to October 2007; and as Acting CEO from January 2007 to June 2007.

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16. Defendant Bharat Sundaram (“Sundaram”) is and has been a director of the Company since May 2019.

17. Defendant Julie Iskow (“Iskow”) is and has been a director of the Company since May 2019.

18. Defendant Howard E. Janzen (“Janzen”) is Lead Independent Director and is and has been a director of the Company since May 2007.

19. Defendant Alexa King (“King”) is and has been a director of the Company since July 2016.

20. Defendants identified in paragraphs 10-19 are referred to herein as the “Board” or the “Individual Defendants.”

SUBSTANTIVE ALLEGATIONS

The Proposed Transaction

21. On January 6, 2022, Stryker announced in relevant part:

Kalamazoo, Michigan – January 6, 2022 – Stryker (NYSE: SYK) announced today a definitive merger agreement to acquire all of the issued and outstanding shares of common stock of Vocera Communications, Inc. (NYSE: VCRA) for $79.25 per share, or a total equity value of approximately $2.97 billion and a total enterprise value of approximately $3.09 billion (including convertible notes). Vocera, which was founded in 2000, has emerged as a leading platform in the digital care coordination and communication category. The importance of this growing segment has continued to expand throughout the pandemic as it aims to reduce cognitive overload for caregivers and enables them to deliver the best patient care possible.

Vocera brings a highly complementary and innovative portfolio to Stryker’s Medical division that will address the increasing need for hospitals to connect caregivers and disparate data-generating medical devices, which will help drive efficiencies and improve safety and outcomes. Vocera’s highly developed software competency, unique and innovative hardware solutions, and the ability to securely enable remote communication between patients and their families, complements Stryker’s Advanced Digital Healthcare offerings. The combined business will further advance Stryker’s focus on preventing adverse events throughout the continuum of care.

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“This acquisition underscores our commitment and focus on our customer,” stated Kevin Lobo, Chair and Chief Executive Officer, Stryker. “Vocera will help Stryker significantly accelerate our digital aspirations to improve the lives of caregivers and patients.”

“Today’s milestone represents an exciting opportunity for Vocera given the clear alignment of mission, goals and culture between our two organizations and our ability to drive even greater economic and clinical value for our customers,” said Brent Lang, Chairman and Chief Executive Officer, Vocera.

Under the terms of the merger agreement, Stryker will commence a tender offer for all outstanding shares of common stock of Vocera for $79.25 per share in cash. The boards of directors of both Stryker and Vocera have unanimously approved the transaction. The closing of the transaction is subject to expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, completion of the tender offer and other customary closing conditions.

The acquisition is expected to close in the first quarter of 2022 and is expected to have a neutral impact to net earnings per diluted share in 2022.

The Recommendation Statement Contains Material Misstatements or Omissions

22. Defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to Vocera’s stockholders. The Recommendation Statement misrepresents or omits material information necessary for the Company’s stockholders to make an informed voting or appraisal decision on the Proposed Transaction.

23. Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (a) the financial projections for the Company and the valuation analyses underlying the fairness opinions provided by the Company’s financial advisor Evercore Group, L.L.C. (“Evercore”); and (b) potential conflicts of interest faced by Company insiders.

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Material Omissions Concerning the Company’s Financial Forecasts and the Financial Analyses Relied on by the Board

24. The Recommendation Statement omits material information regarding the financial forecasts for the Company including failing to disclose certain sets of projections considered by the Board in connection with the process leading to the Proposed Transaction. Specifically, the Recommendation Statement fails to disclose “Vocera’s long-term financial projections (the “December 8 Forecast”), which included forecasted results under a ‘base case’, an ‘upside case’ and a ‘downside case’ scenario” reviewed by the Board at its December 8, 2021 meeting. See Recommendation Statement at 20.

25. The Recommendation Statement omits material information regarding the data and inputs underlying the valuation analyses performed by Evercore.

26. The Recommendation Statement describes Evercore’s fairness opinion and the various underlying valuation analyses. Those descriptions, however, omits key inputs and assumptions forming the bases of these analyses. The absence of this material information precludes the Company’s public stockholders from fully understanding Evercore’s work. As a result, Vocera stockholders cannot assess what significance to place on Evercore’s fairness opinion in determining whether to approve the Proposed Transaction or otherwise act.

27. With respect to Evercore’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (a) the individual inputs and assumptions underlying the range of discount rates utilized in connection with the analysis; (b) Vocera’s terminal values; and (c) Vocera’s fully diluted shares outstanding utilized in the analysis.

28. With respect to Evercore’s Selected Transactions Analysis, the Recommendation Statement fails to disclose the identities, individual multiples and financial metrics for each of the transactions analyzed by Evercore.

29. With respect to Evercore’s Equity Research Analyst Price Targets, the Recommendation Statement fails to disclose the individual price targets observed and the sources thereof.

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30. With respect to Evercore’s Premiums Paid Analysis, the Recommendation Statement fails to disclose the individual premiums for each of the transactions analyzed by Evercore.

31. The omission of this information renders the statements in the “Management Projections” and “Opinion of Vocera’s Financial Advisor” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act. Indeed, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

Material Omissions Concerning Potential Conflicts

32. The Recommendation Statement also fails to disclose material information concerning potential conflicts and the background of the Proposed Transaction.

33. The Recommendation Statement fails to disclose the details of any employment and retention-related discussions and negotiations that occurred between Stryker and Vocera’s executive officers, including who participated in all such communications, when they occurred and their content. The Recommendation Statement further fails to disclose whether any of Stryker’s proposals or indications of interest mentioned management retention in the combined company following the Proposed Transaction or the purchase of or participation in the equity of the surviving corporation.

34. The omission of this information renders the statements in the “Background of the Merger” and “Executive Officer and Director Arrangements Following the Merger” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

35. The Individual Defendants were aware of their duty to disclose the above-referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the stockholder vote on the Proposed Transaction, Plaintiff and the other Vocera stockholders will be unable to make an informed voting or appraisal decision on the Proposed Transaction and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

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CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations

of Section 14(d) of the Exchange Act and SEC Rule 14d-9

36. Plaintiff repeats all previous allegations as if set forth in full.

37. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting Vocera stockholders to tender their shares in the Offer.

38. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

39. The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

40. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

41. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the other stockholders of Vocera, who will be deprived of their right to make an informed decision whether to tender their shares or seek appraisal if such misrepresentations and omissions are not corrected prior to the expiration of the Offer. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

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COUNT II

Claims Against All Defendants for Violations

of Section 14(e) of the Exchange Act

42. Plaintiff repeats all previous allegations as if set forth in full.

43. Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Offer commenced in conjunction with the Proposed Transaction.

44. Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender his shares pursuant to the Offer commenced in conjunction with the Proposed Transaction.

45. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender his shares.

COUNT III

Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

46. Plaintiff repeats all previous allegations as if set forth in full.

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47. The Individual Defendants acted as controlling persons of Vocera within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Vocera and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

48. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

49. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement -9 at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

50. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

51. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

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PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Vocera, and against defendants, as follows:

A. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and any vote on the Proposed Transaction, unless and until defendants disclose and disseminate the material information identified above to Vocera stockholders;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;

C. Declaring that defendants violated Sections 14(d), 14(e) and/or 20(a) of the Exchange Act;

D. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: February 7, 2022	LONG LAW, LLC

	By	/s/ Brian D. Long
Brian D. Long (#4347)
3828 Kennett Pike, Suite 208
Wilmington, DE 19807
Telephone: (302) 729-9100
Email: BDLong@longlawde.com

Attorneys for Plaintiff